Exhibit (a)(5)(A)

Steel Connect Calls on DMC Global to Meaningfully Engage Around Acquisition Proposal that Would Provide Certain, Premium Value to Shareholders

Steel Reiterates Proposal to Acquire the Company for $16.50 Per Share in Cash and Issues Public Letter to DMC Board

Proposal Represents ~51% Premium to DMC’s Current Share Price, Which Has Declined Significantly in Recent Months

Steel is Alternatively Open to Discussing Acquisition of DMC’s DynaEnergetics and NobelClad Businesses

New York – September 17, 2024 – Steel Connect, Inc. (together with its affiliates, “Steel”), which beneficially owns approximately 9.8% of the outstanding shares of DMC Global Inc. (Nasdaq: BOOM) (the “Company”), today issued a public letter to the Company’s Board of Directors (the “Board”). The full text of the letter is below.

Dear DMC Board Members,

On May 31, 2024, we made a proposal to acquire all the remaining shares of DMC that we do not already own for $16.50 in cash. Today we are reiterating that proposal which, as we previously indicated, is not subject to any financing contingency and would provide shareholders with maximum value. At the time of our initial proposal, it represented a 25% premium to DMC’s share price. Today it represents an approximately 51% premium.

We have consistently made clear – both publicly in the disclosure of our proposal and in private communications – our desire to engage in constructive discussions and limited confirmatory due diligence with the goal of swiftly consummating a transaction. Unfortunately, no real progress has occurred since May due to your refusal to agree to reasonable requests we have made prior to entering into a confidentiality agreement with you. Further, the Company has taken a number of other actions that we view as detrimental to shareholders, including refusing to allow us to show our support for the stock by acquiring additional shares in the open market and failing to provide any updates about the Company’s strategic alternatives process or transparency regarding the status or valuation of the put/call right for Arcadia. Shareholders deserve better.

To not engage in an actionable manner with an interested buyer over the course of three and a half months is, in our opinion, counter to the best interests of all DMC shareholders. Such a delay is made even worse by the fact that DMC’s share price has declined precipitously – by approximately 17.5% – since our proposal became public. It is unacceptable for shareholders to watch their investment evaporate while the Board fails to entertain a serious proposal that would provide certain near-term value.

We stand ready to engage in good faith around our proposal. Additionally, as an alternative to an acquisition of the entirety of DMC, we would be open to acquiring DMC’s DynaEnergetics and NobelClad businesses for a combination of our current shareholdings and cash for approximately $185 million in the aggregate.

It is our hope that we can execute a nondisclosure agreement, expeditiously conduct due diligence and agree on a transaction in short order. However, should you continue to refuse to enter into discussions, we will consider all potential alternatives available to us as shareholders, including potentially commencing a tender offer for the remaining outstanding shares of DMC that we do not own.

Sincerely,

Warren Lichtenstein

Executive Chairman, Steel Connect

Contact:

Longacre Square Partners

Joe Germani

jgermani@longacresquare.com